Union Pacific Resources

Jack L. Messman
Chairman & CEO



                                                                   June 27, 1997

Via Facsimile: [            ]

[Pennzoil Director]
[Address]


Dear [Pennzoil Director]

     I have outlined below some thoughts that summarize how we view our proposal, in the hope that you will find them useful in making your decision.

     1). Pennzoil, by itself, cannot create sufficient shareholder value to compete with UPR's $84 per share bid and the long-term shareholder value the combined company will provide. A "just say no" defense, in this circumstance, is not appropriate. Many of your major shareholders agree with this conclusion.

     2). We have proposed a strategic merger to create a powerful and profitable company, with a great future for both companies' shareholders, employees and other constituencies. In 1995, Jim Pate agreed when he stated that UPR and Pennzoil "provided the best possible fit" and that "the combined entity would become the premier exploration and production company in the world."

     3). There is really only one issue: who is going to run the combined company? We have proposed the formation of a management team from both companies, which is both realistic and equitable. This should not be a point for which shareholder value and the creation of a great company are sacrificed.

     4). We are committed to this transaction. UPR is not going away. This is a terrific transaction for both companies. Let's focus on the future and move forward together now.

     As you consider our offer and debate Pennzoil's options, we are confident that you will conclude that no alternative course of action can equal the value of our proposal. A combination with UPR will deliver the greatest value for Pennzoil shareholders, create the most opportunities for Pennzoil employees and do the most the enrich the legacy of the Pennzoil name.

                                      Sincerely,


                                      /s/ Jack L. Messman



801 Cherry Street   Fort Worth, Texas 76102-6803